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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and TNO, from The Netherlands, Sign an MoU for Research and Technological Developments in Defense

Campinas, Brazil, December 14, 2021 – Embraer and TNO, the Netherlands Organization for Applied Scientific Research, have signed a Memorandum of Understanding (MoU) for future developments of defense and dual-use products and services in air, sea, land, and space domains. The MoU may include joint research, technology development, and innovation process.

“We are very pleased to strengthen our relationship with Embraer Defense & Security through this MoU. We see multiple opportunities to extend the cooperation and to jointly develop advanced technologies and innovations for a safe and secure society. We are looking forward to use our complementary knowledge and technologies in the defense and security domain for mutual benefit,” said Marja Eijkman, Managing Director of TNO Defense, Safety and Security.

The MoU intends to extend and increase long-term business relations between the parties during the research and development of key technologies for defense applications, which can be part of future capabilities within Embraer’s existing platforms such as the C-390 Millennium, or new aircraft, vehicles, and systems. This MoU also aims to strengthen the cooperation between Embraer and TNO in The Netherlands and Brazil.

“We truly believe that this MoU can generate a lot of value for both parties. We have seen a great synergy between TNO and Embraer related to our company’s complementarity defense and security expertise. Also, we believe that together we can advance in research in fields such as autonomy and artificial intelligence, which are very important for us,” said Jackson Schneider, President and CEO of Embraer Defense & Security.

Follow us on Twitter: @Embraer

About TNO

The Netherlands Organization for Applied Scientific Research (TNO) is an independent research organization. We connect people and knowledge to create innovations that boost the sustainable competitive strength of industry and well-being of society. Now and in the future. This is our mission and it is what drives us, the over 3.500 professionals at TNO, in our work every day. We work in collaboration with partners and focus on transitions or changes in nine social themes that we have identified together with our stakeholders.

The Defence, Safety and Security unit of TNO focuses on technological and behavioral innovations across four main areas: Operations & Human Factors, Information & Sensor Systems, National Security, Munitions & Weapons. Today’s opponents can ignore national borders, and it’s not always clear who the enemy actually is. Safety is about both physical and digital security, and it encompasses both reality and our perception of it. Whether it’s for the army, the police, the fire service or the business community, TNO is putting its knowledge and technology to work in order to create innovations that can help those who are devoting themselves to our safety and security every day.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations